Grupo Melo, S.A.



Apartado Postal 333
Panamá 1, Panamá

Vía España 2313 - Río Abajo
Teléfono 221-0033 / 323-6900
Fax: 224-2311
www.grupomelo.com

September 02, 2003



Securities and Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

Re: Grupo Melo S.A.
File No. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information wich was made public as described in Rule 12g3-2 (b) (1) (i):

1. Quarter Update Report for the three months ended on March 31sth, 2003.
2. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for the three months ended March 31sth, 2003.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6978, 323-6983 or 221-0033.

Sincerely yours,

Eduardo Jaspe L.
Director of Credit and Finance

Enclosures

c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)

Lucia Dumeng
(The Bank of New York)

dw 9/8

03 SEP -8 AM 7:21

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on March 31st^{h}, 2003

GRUPO MELO, S.A.

Registered securities: Common Stocks

Address: VIA ESPAÑA 2313, RIO ABAJO

TELEPHONE: 221-0033 FAX 224-2311

EMAIL: dirfinanzas@grupomelo.com

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the corporation holding the mother stocks. Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo", is a conglomerate of corporations actually formed by 37 corporations grouped on 7 divisions that undertakes functions of productions, processing, distribution and sales of goods and services and due to this, it results depends of the operations of these 7 Divisions.

I PART

FINANCIAL STATEMENTS PROFIT AND LOSS OPERATIONS

A. Liquidity.

*This document has been prepared with the knowledge that its contents will be for use of the shareholders and general public.

At closing the first quarterly of 2003, Grupo Melo's short term structure has had very little changes related with the 2002 closing. Is interesting to point out that the documents and accounts receivables had a decrease of US$1.3 millions on this period (7.4%) related to the collection of the sales of the last months of the former year, that historically increase by the closing season of the year. Besides it can be appreciated a decrease of US$1.05 millions in cash that was applied to de debt.

The short term debt maintains the same level as the 2002. Nevertheless, this short term liabilities shows a decrease of US$1.5 millions under the title payable accounts to suppliers, which is equivalent to 9.21% related to the payment of accumulative accounts to keep the demand of the last months of the previous year. It is worthwhile to make emphasis that the Grupo Melo's current bank debt and bonds structure is produced by the emission of Mortgage Bond of the Compañia de Finanzas y Servicios, S.A. (COFISESA) by US$15 millions which funds were used to pay short term commitments in accordance with a re-establishing plan of the debt.

Together with the improvements to the financial expenses and the cash flow of the Group, this financial re-establishing and the stability of the operations have resulted on a current relation of 1.18 times at March 31st, 2003, at the same level that was this relation at the 2002 closing. However, this index presents an important improvement in comparison to the first 2002 quarterly when it was shown in 0.89 times.

B. Capital Resources

The total assets of Grupo Melo and its Subsidiaries at March 31st, 2003 shows a decrease of 1.21% against the closing of 2002, which represents US$1.5 millions. This decrease was produced by the movements in the short term titles mentioned on the above paragraph. The long term assets present small change.

Besides what has been discussed in the above paragraph related to the short term liabilities, the total liabilities fall down on 1.26% related with 2002 closing. All these applicable to the liabilities results on a decrease of 2.22% in the total of the liabilities which represents US$1.9 millions. The Grupo Melo assets are financed, then, by liabilities that represents the 67.88% at the closing of the first quarterly of 2003. At December 31st 2002, the liabilities represented the 68.58% of the Grupo's assets. The rest of the assets are financed by the Grupo's patrimony that shows an increase of 1% against the 2002 closing product of the accrual of profits of this first quarterly.

The decrease of the liabilities and increase of the patrimony, howsoever modest, have an important impact in the financing structure of the Grupo that have improved its relation debt to capital from 2.18 at the 2002 closing to 2.11 at the closing of the first 2003 semester. At the previous year closing of the first semester, this relation was of 2.24

C. Results of the Operations.

During the first 2003 quarterly the Grupo Melo consolidated incomes reached the amount of US$29.5 millions which represents an increase of 8.28% in comparison with the same period on 2002. This increment is mainly due to the price stability on the avian industry, the follow up in the policy of penetrating on the national and international markets and the marketing and sales efforts of all the divisions that conforms the Grupo. These increment is highly significant taking into consideration the local economic situation of low growth that have prevailed during the last years. We have also obtained on this period a gross margin of 0.5% better than in the same period of last year product of the sales policies and the production efficiency.

Nevertheless that the general expenses registers an increase of 6.99% in comparison against March 2002, the highly sales increment and lowering of depreciation produce a significant bettering on the operative profits that ended on US$487 thousand

when on March of 2002 had an accumulative loss of US$329 thousand. There were savings on the financial expenses in the order of 7.24.5% or US$108 thousand product of the lowering of the interests and the continuous searching for financing alternatives.

The improvement on sales of the Grupo, the purchasing policies and production efficiency, the reduction of expenses as sales proportion and the savings on the financial expenses, have as a result a net profit of US$477 thousand for the first 2003 quarterly, improved meaningful versus the same period of 2002 when the Grupo closed with a loss of US$359
thousand.

D. Analysis of Perspectives.

Continues efforts are being made to increase the exportation of aggregate value products of the plant Manuel E. Melo. Actually exportations are being made to Central America, Colombia, Trinidad and Tobago with increasing tendency. Procedures are taking place to penetrate the Dominican Republic market and are studying the possibility to enter de Peru and Ecuador markets. New costumers are been developed in Colombia and permanent personnel has been hired for Guatemala that is converting in one of our principal markets.

MADECA is performing sales efforts in Puerto Rico as a possible entry door to the United States of America market. Also in this Division is carried out the search of potential dealers for the doors, frames and moldings in the United States of America and in Europe.

The Real state Division has achieved to compel the sale of various plots of land to foreign customers throughout the developing of web site and has identified a market of potential foreign customers interested to know the Altos del Maria y Cerro Azul Projects.

The Stores Division continues its expansion program of Stores for Agriculture and Cattle and Raising Products that will build up this national distribution chain. This Division has achieved to maintain its incomes highly over last year's notwithstanding the fire that took place at the Home Center of Tumba Muerto, location that is already in operations since last June 2003.

The Restaurant Division, with its fast food restaurants Pio Pio, continues solidifying its position on the national fast food restaurants market with very satisfactory results and projects the opening of new locations on different parts of the country.

Also it continues the negotiation of new financing with adequate conditions that will permit to improve Grupo's funds flow and to reduce the financial expense keeping the criteria of not increasing the number of bank relations and the improvement of the financial structure.

On general terms, Grupo Melo feels optimist to be able to maintain de sales and benefits volume shown on the first quarterly of the year during the second quarterly and the rest of 2003.

II PART
FINANCIALSUMMARY
GRUPO MELO AND SUBSIDIARIES

(on thousands of balboas excepting the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	Quarterly At 30/03/03	Quarterly at 31/12/01	Quarterly at 30/09/02	Quarterly at30/06 /02
Total Sales or Incomes	29, 504	117,127	88,420	56,599
Operation Margin	6.34%	6.03%	5.95%	5.03%
General and Administrative Expenses.	13,619	54,505	40.820	26,857
Net Profit or Loss	477	1,056	326	-335
Shares issued and circulating*	2,328,314	2,328,314	2,328,314	2,328,314
Profit or Loss per share*	$0.205	$0.454	$0.140	-$0.144
Depreciation and Amortization	1,194	5,426	4,166	2,871

Non recurrent Profit or loss	0	0	0	0
GENERAL BALANCE	**Quarterly at 31/03/03**	**Quarterly at 31/12/02**	**Quarterly at30/09 /02**	**Quarterly at30/06/02**
Current Assets	50, 449	51, 2	51,714	48,408
Total Assets	123,560	125,071	124,577	122,535
Current Liabilities	42,753	44,103	38,791	49,259
Long Term Debt	41,008	41,530	47,105	35,216
Preferential Stocks	0	0	0	0
Paid Capital	21,391	21,391	20,892	20,892
Retained earnings	18,385	17,995	17,790	17,123
Total Stockholders equity	39,687	39,297	38,542	37,875
FINANCIAL RATIOS				
Dividend / Share	$0.16	$0.16	$0.16	$0.16
Total Debt/ Patrimony*	2.11	2.18	2.23	2.24
Working Capital	7,696	7,888	12,923	-851
Up-to-date Rate	1.18	1.18	1.33	0.98
Operative earnings / Financial Expenses	1.35	1.23	1.07	0.90

III PART
FINANCIAL STATEMENTS

Are attached to this report.

IV PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from May 30th, 2003.

Legal Authorized Representative

Illegible signature

Eudoro Jaen
Vicepresident

Consolidated Financial Statements

Grupo Melo, S. A.

Months ended March 31, 2003 and 2002
with Internal Auditor Report

CONTENTS

GENERAL INFORMATION

Dignitaries
Arturo D. Melo S. (President)
Arturo D. Melo K. (Vicepresident – Secretary)
Eudoro Jaen (Vicepresident – Treasurer)
Federico F. Melo K. (Vicepresident)

Company Secretary
Arturo D. Melo K.

Registered Office
Via España 2313, Rio Abajo

Lawyers
Rivera, Bolivar y Castañeda
Infante, Garrido y Garrido
Vergara, Anguizola y Asociados

Banks and Financial Institutions
Banco Continental de Panama, S. A.
Banco Atlantico Panama
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica
BNP Paribas
HSBC Bank
BAC International Bank
Universal Trade and Finance
Corporacion Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

AUDITORS' REPORT

The Board of Directors and Shareholders
Grupo Melo, S. A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S. A. to the 31 of March of 2003 and 31 of December of 2002, the connected states consolidated of results and cash flow, for the three finished months the 31 of March of 2003 and 2002 in accordance with International Accounting Standards. All information including the financial statements is representation of the management of Grupo Melo, S. A.

A revision mainly consists of investigations to the personel of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express such opinion.

Based in our revisions, we have not had knowledge of any relatively important modifications that they were due to do to the financial statements that are accompanied in accordance with the International Accounting Standards.



Rafael De Gracia
CPA 573

April 18, 2003
Panama, Republic of Panama

(in thousands of dollars)

CONSOLIDATED BALANCE SHEETS

	Notes		March 31 2003		December 31 2002
ASSETS					
Current Assets					
Cash and cash equivalents	3	**B/.**	**2,672**	B/.	3,729
Notes and trade receivable, net	4, 5		**16,861**		18,068
Loans receivable, net	6, 7		**129**		141
Inventories	8		**27,523**		27,350
Prepaid income tax			**725**		731
Severance fund			**1,562**		1,536
Prepaid expenses			**977**		437
			50,449		51,992
Non-Current Assets					
Notes receivable, net of current portion			**4,810**		4,404
Deferred income tax	14		**670**		670
Parceled land for sale			**8,512**		8,976
Investment, at equity	9		**1,515**		1,515
Properties, equipment and improvements, net	10		**52,632**		52,696
Reforestation investment			**1,852**		1,852
Other assets			**3,120**		2,966
			73,111		73,079
TOTAL ASSETS		**B/.**	**123,560**		B/.125,071

(in thousands of dollars)

	Notes		March 31 2003		December 31 2002
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Interest-bearing loans and borrowings	12, 13	**B/.**	**23,745**	B/.	23,484
Notes and accounts payable - trade			**15,153**		16,690
Reserve for seniority premium			**2,399**		2,429
Accrued expenses and other liabilities	11		**1,456**		1,501
			42,753		44,104
Non-Current Liabilities					
Interest-bearing loans and borrowings	13		**41,008**		41,530
Clients deposits			**13**		51
Minority interest			**100**		90
			41,121		41,671
Commitments and contingency	17				
Shareholders' Equity					
Issued capital (common stock, non par value; authorized shares: 2,500,000; issued and outstanding shares: 2,328,314)			**21,391**		21,391
Retained earnings			**18,385**		17,995
Deemed dividend tax			**(90)**		(90)
Total Shareholders' Equity			**39,686**		39,296
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/.**	**123,560**	B/.	125,071

The accounting policies and explanatory notes on pages 9 through 23 form an integral part of the consolidated financial statements.

(in thousands of dollars)

CONSOLIDATED STATEMENTS OF INCOME

	Notes		Three months ended March 31		
			2003		2002
Revenue					
Net sales		**B/.**	**29,320**	B/.	27,056
Interest income			**117**		116
Other income			**67**		77
Total revenue			**29,504**		27,249
Cost and expenses					
Cost of sales			**14,015**		13,069
General and administrative expenses	16		**12,425**		11,613
Depreciation and amortization	10		**1,194**		1,405
Interest and financial charges			**1,383**		1,491
Total cost and expenses			**29,017**		27,578
Income before income tax			**-**		-
Income tax	14		**-**		-
Income before participation in investment loss and minority interest			**487**		(329)
Minority interest			**(10)**		(10)
Net income		**B/.**	**477**	B/.	(339)
Basic earnings per share		**B/.**	**0.205**	B/.	(0.145)

The accounting policies and explanatory notes on pages 9 through 23 form an integral part of the consolidated financial statements.

(in thousands of dollars)

CONSOLIDATED STATEMENTS OF CAPITAL

	Note	March 31				December 31	
		Amounts				Shares	
			2003		2002	2003	2002
Issued capital[1]							
Common stock at no par value							
Balance at beginning of year		B/.	**21,391**	B/.	20,893	**2,328,314**	2,328,314
Capitalized earnings			-		498		
Balance at end of year			**21,391**		21,391	**2,328,314**	2,328,314
Retained earnings							
Balance, beginning of year			**17,995**		17,834		
Accumulated deficit from subsidiary			-		(27)		
Dividends paid	15		**(87)**		(370)		
Capitalized earnings			-		(498)		
Net income			**477**		1,056		
Balance at end of year			**18,385**		17,995		
Deemed dividend tax							
Balance at beginning of year			**(90)**		(140)		
Decrease			-		50		
Balance at end of year			**(90)**		(90)		
Total capital and shares		B/.	**39,686**	B/.	39,296	**2,328,314**	2,328,314

(1) The holders of ordinary shares are entitled to receive dividends as and when declared by the Group. All ordinary shares carry one vote per share without restriction.

The accounting policies and explanatory notes on pages 9 through 23 form an integral part of the consolidated financial statements.

(in thousands of dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	Three months ended March 31 2003	2002
Cash flows from operating activities			
Income before income tax		B/. **487**	B/. (329)
Adjustments for:			
Depreciation and amortization		**1,194**	1,405
Allowance for doubtful accounts	5	**112**	117
Reserve for seniority premium		**85**	44
Interests paid		**1,383**	1,491
Interests earned		**(117)**	(116)
Operating results before changes in working capital		**3,144**	2,612
Notes and trade receivable		**1,095**	(598)
Loans receivable		**12**	11
Inventories		**(173)**	(563)
Prepaid expenses		**(540)**	(459)
Notes and accounts payable - trade		**(1,537)**	877
Accrued expenses and other liabilities		**(45)**	77
Seniority premium paid		**(115)**	(48)
Clients deposits		**(38)**	18
Cash proceeds from operations		**1,803**	1,927
Interests paid		**(1,383)**	(1,491)
Interests earned		**117**	116
Income tax paid		**6**	(42)
Net cash flows from operating activities		**543**	510
Cash flows from investing activities			
Severance fund		**(26)**	(30)
Purchase of properties, equipment and improvements, net of disposals		**(1,130)**	(560)
Parceled land for sale		**464**	(266)
Net cash flows used in investing activities		**(692)**	(856)

(in thousands of dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS continued

	Note	Three months ended March 31			
			2003		2002
Cash flows from financing activities					
Notes receivable, net of current portion		B/.	**(406)**	B/.	(434)
Other assets			**(154)**		(136)
Loans payments and leasing obligations			**(11,989)**		(9,599)
Proceeds from loans and leasing obligations			**11,728**		10,144
Issuance of bonds			-		3,000
Redemption of bonds			-		(3,000)
Dividends paid	15		**(87)**		(370)
Minority interest			-		1
Net cash flows (used in) from financing activities			**(908)**		(394)
Net increase in (decrease) cash and cash equivalents			**(1,057)**		(740)
Cash and cash equivalents at beginning of year			**3,729**		3,433
Cash and cash equivalents at end of quarter		**B/.**	**2,672**	B/.	2,693

The accounting policies and explanatory notes on pages 9 through 23 form an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Grupo Melo, S. A. is the holding company of a conglomerate grouped in divisions with various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agriculture and industrial machinery, vehicles and related equipment; processing, sale of timber and construction material; fast food restaurant chain, processing of chicken and preparation of food, real estate and reforestation. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pionner Seed Co.

The office of Grupo Melo, S. A. is located at Via España #2313, Rio Abajo.

At March 31, 2003 and 2002 the Group had 2,993 and 3,028 employees, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Standards issued by the International Accounting Standards Committee (IASC) and interpretations issued by the Standing Interpretations Committee of the IASC.

The consolidated financial statements have been prepared on a historical cost basis and are stated in balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the dollar ($) of the United States of North America.

Principles of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Melo y Compañia, S. A., El Agricultor de Panama, S. A., Melo y Compañía de Chorrera, S. A., Melo y Compañia de David, S. A., Ferreteria y Jardineria, S. A., Inmobiliaria Los Libertadores, S. A., Compañia Panameña de Maquinaria, S. A., Copama de Azuero, S. A., Copama de David, S. A., Compañia de Finanzas y Servicios, S. A., Edificaciones y Materiales, S.A. Comercial Maderera, S. A., Financiera Mercantil, S. A., Altos de Vistamares, S. A., Altos del Maria, S. A., Distribuidora Cartago, S. A., Restaurantes Melo, S. A., Industrial Maderera, S.A. and Alimentos Melo, S. A., after the elimination of all material intercompany transactions.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Minority interest principally represents the interest in Ali Melo, S. A. and Industrial Maderera, S. A., not held by the Group.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Use of estimates

The preparation of the consolidated financial statements in accordance with International Accounting Standards requires management to record several estimates and assumptions related with the presentation of assets, liabilities and contingent liabilities. The final balances might differ from these estimates. The estimates particularly susceptible to significant changes are those related with the allowance for uncollectible accounts and the allowance for slow moving inventory.

Manufacturing tax incentives

Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Maderas y Materiales de Construccion, S. A., Empolladora Panama, S. A., and Embutidos y Conservas de Pollos, S. A. were granted by means of their registration in the Official Registrer of the National Industry, the industrial incentives for the advancement and development of the local industries and exports, forseed in Law No.3 of March 20th, 1986. The Companies signed the Official Registrer of the National Industry in 1991 for a period of ten years, due in 2001. Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Empolladora Panama, S. A. and Embutidos y Conservas de Pollos, S. A. were granted an extension of 10 years due in 2010 and Maderas y Materiales de Construcción, S. A. due in 2009.

Among the benefits and incentives granted to the Companies, are the following:

a) Three percent tax on imports of all machinery, equipment, spare parts and accessories, raw material, semi-finished products, containers, fuel and lubricants.

b) Exemption of income tax, on reinvested profits for plant expansion or to develop new products.

c) Loss carry forward to be applied from taxable income during the three years following the period in which they were incurred. The net loss occurred during any operation year, included in the period of the Official Register, could be deducted immediately the following three years from taxable income of the year that it occurred.

Cash and cash equivalents

Cash on hand and in banks, which are held to maturity, are carried at cost.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Notes and trade receivables

Notes and trade receivables, which generally have 30-90 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Inventories

The inventories are carried at the lower of cost or net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods and work-in-progress	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

Allowance for slow moving inventory

By an evaluation of the inventory turnover, management estimates the allowance for slow moving inventory. Each year inventories determined to have slow turnover are charged against the allowance.

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of the cause, a seniority premium and indemnity in cases of unjustified dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting and is carried in the balance sheet at the lower of the equity-accounted amount and the recoverable amount, and the pro-rata share of income (loss) of associates is included in income. The Group's investment in associates consists of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Endicott International Ltd., 50% ownership interest in Compañia Ulises, S. A., 25% ownership interest in Panama Grain Terminal, S.A., 50% ownership interest in Bulk Cargo, S. A., and a 16% ownership interest in Comercializadora Regional Centroamericana, Inc.

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset (30 - 40 years for building and improvements, 3 - 16 years for machinery and equipment). The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Forest investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestation costs, as well as handling and current and administrative expenses incurred in the operation and maintenance of reforestation.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

Interest bearing-loans and borrowings

All interest bearing-loans and borrowings are initially recognized at cost, being the fair value of the consideration received and including acquisition charges associated with the loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Deferred income tax

Deferred income tax arises because of time differences resulting from income and expenses recorded in financial accounting and those reported for the purposes of income tax calculation.

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses before recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

Leases

Finance leases, which effectively transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term and disclosed as leased properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Group. As equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Income recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Rendering of services

Revenue is recognized only to the extent of the expenses recognized which are recoverable.

Interest

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset) unless collectibility is in doubt.

Commission

Commission income is recognized over a proportional base during loan existence.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents were as follows as of March 31 and December 31:

		2003		2002
Cash on hand	**B/.**	**54**	B/.	61
Cash on banks:				
Checking accounts		**2,618**		3,668
	B/.	**2,672**	B/.	3,729

NOTES continued

4. NOTES AND TRADE RECEIVABLE, NET

Notes and trade receivable were comprised of the following as of March 31 and December 31:

		2003		2002
Current portion of notes receivable	B/.	**4,137**	B/.	4,184
Trade receivable		**12,306**		13,193
Allowance for doubtful accounts		**(613)**		(504)
		15,830		16,873
Accounts receivable - other:				
Employees		**148**		164
Other		**883**		1,031
	B/.	**16,861**	B/.	18,068

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The following is an analysis of the allowance for doubtful accounts as of March 31 and December 31:

		2003		2002
Balance at beginning of year	B/.	**504**	B/.	567
Additions		**112**		420
Write-offs		**(3)**		(483)
Balance at end of year	B/.	**613**	B/.	504

6. LOANS RECEIVABLE, NET

A detail of loans receivable at March 31 and December 31, is as follows:

		2003		2002
Automobile financing	B/.	**289**	B/.	293
Personal loans		**11**		57
Commercial loans		**113**		117
		413		467
Allowance for doubtful loans		**(184)**		(184)
		229		283
Deferred interest		**100**		(102)
Insurance		**-**		(40)
	B/.	**129**	B/.	141

NOTES continued

7. ALLOWANCE FOR DOUBTFUL LOANS

The following is an analysis of the allowance for doubtful loans at March 31 and December 31:

		2003		2002
Balance at beginning of year	**B/.**	**184**	B/.	812
Write offs		**-**		(628)
Balance at end of year	**B/.**	**184**	B/.	184

8. INVENTORIES

At March 31 and December 31 inventories are detailed as follows:

		2003		2002
Goods and materials	**B/.**	**13,945**	B/.	15,663
Machinery and equipment		**1,178**		1,176
Automobiles and spare parts		**3,090**		2,034
Poultry, eggs and food		**7,253**		5,150
Other (tires and batteries)		**555**		1,601
		26,021		25,624
Inventory in transit		**1,502**		1,726
	B/.	**27,523**	B/.	27,350

9. INVESTMENT, AT EQUITY

At March 31 and December 31, investments were as follows:

	% of Participation	**Cost**	**Participation**	**2003**	2002
Procesadora Moderna, S. A.	**50%**	**B/. 1,849**	**B/. (911)**	**B/. 938**	B/. 938
Endicott International Ltd.	**50%**	**240**	**(62)**	**178**	178
Compañia Ulises, S. A.	**50%**	**135**	**(5)**	**130**	130
Panama Grain Terminal, S. A.	**25%**	**100**	**-**	**100**	100
Bulk Cargo, S. A.	**50%**	**37**	**33**	**70**	70
Comercializadora Regional Centroamericana, S. A.	**16%**	**50**	**(11)**	**39**	39
		2,411	**(956)**	**1,455**	1,455
Otras inversiones		**60**	**-**	**60**	60
		B/.2,471	**B/. (956)**	**B/. 1,515**	B/.1,515

The investment in Panama Grain Terminal, S. A. is presented at cost, because the company had no operations at December 31, 2002.

NOTES continued

10. PROPERTIES, EQUIPMENT AND IMPROVEMENTS, NET

An analysis of properties, equipment and improvements at March 31 and December 31, is the following:

	Properties		Machinery and Equipment		Leased Equipment		Construction in Progress		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Balance at beginning of year, net of accumulated depreciation and amortization	**B/.32,150**	B/.31,506	**B/.19,575**	B/.21,969	**B/. 478**	B/. 547	**B/. 493**	B/. 1,221	**B/. 52,696**	B/. 55,243
Additions	**246**	1,472	**495**	2,827	**55**	354	**334**	973	**1,130**	5,626
Reclassifications	**-**	840	**-**	(920)	**-**	109	**-**	(29)	**-**	-
Disposals	**-**	(329)	**-**	(1,145)	**-**	(643)	**-**	(1,672)	**-**	(3,789)
Disposals depreciation	**-**	58	**-**	266	**-**	718	**-**	-	**-**	1,042
Depreciation and amortization	**(328)**	(1,397)	**(803)**	(3,422)	**(63)**	(607)	**-**	-	**(1,194)**	(5,426)
Balance at end of year, net of accumulated depreciation and amortization	**B/.32,068**	B/.32,150	**B/.19,267**	B/.19,575	**B/. 470**	B/. 478	**B/. 827**	B/. 493	**B/. 52,632**	B/. 52,696
Properties, equipment and improvements, at cost	**B/.44,547**	B/.44,301	**B/.52,336**	B/.51,841	**B/.4,996**	B/.4,941	**B/. 827**	B/. 493	**B/.102,706**	B/.101,576
Accumulated depreciation and amortization	**(12,479)**	(12,151)	**33,069**	(32,266)	**(4,526)**	(4,463)	**-**	-	**(50,074)**	(48,880)
Net carrying amount	**B/.32,068**	B/.32,150	**B/.19,267**	B/.19,575	**B/. 470**	B/. 478	**B/. 827**	B/. 493	**B/. 52,632**	B/. 52,696

Several properties guarantee credit agreements of the Group's companies. (Notes 12 and 13)

NOTES continued

11. ACCRUED EXPENSES AND OTHER LIABILITIES

The following is a detail of accrued expenses and other liabilities at March 31 and December 31:

		2003		2002
Reserve for vacations	B/.	358	B/.	465
Income tax and social security		291		452
XIII month		434		124
Managers' participation		21		121
Interests payable		314		206
Payroll deductions and others		38		133
	B/.	1,456	B/.	1,501

12. CREDIT AGREEMENTS

The Group has agreements for short-term credit lines with nine banks up to B/.23,700,000 as per agreed upon contractual clauses. Those agreements do not have maturity dates and may be reviewed and renewed on a yearly basis. As of March 31, 2003, the unused portion of the credit lines was B/.15,511.

The credit agreements entail the following conditions:

- Mortgage and anticresis over properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3088, 388, 123035, 44226, 47734, 34302, 54843 and 106489.

- Dividends and/or loans to shareholders are allowed up to 40% of yearly net earnings as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

NOTES continued

13. INTEREST - BEARING LOANS AND BORROWINGS

At March 31 and December 31, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	Maturities		2003	2002
Short - term					
Overdraft and bank loans	7.5-11%	2003	**B/.**	**15,511**	B/.15,179
Mortgages	7-12%	2003		**2,140**	2,131
Capital lease agreements	10.5-11%	2003		**336**	395
Bonds	8-11%	2003		**5,758**	5,779
			B/.	**23,745**	B/.23,484

	Interest	Maturities		2003	2002
Long - term					
Mortgages	7-12%	2009	**B/.**	**6,828**	B/.7,055
Capital lease agreements	10.5-11%	2005		**186**	235
Bank loans		2004		**-**	16
Bonds	8-11%	2007		**33,994**	34,224
			B/.	**41,008**	B/.41,530

Mortgages

Mortgages have the following guarantees:

- Mortgage and anticresis over properties 1897, 11259, 11415, 11962, 27279, 324981, 15005, 53454, 83928, 34986, 11457, 3314, 3381, 3382, 105310, 45897, 111084, 123987, 143675, and the properties 39226, 40371, 40381, 40391 and others where the plant Manuel E. Melo is located.

- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

NOTES continued

13. INTEREST - BEARING LOANS AND BORROWINGS continued

Bonds

Current issuances are supported by the general credit of issuers, a trust fund established by negotiable documents and joint guaranty of Grupo Melo, S. A.

Interest paid

Interest payments of loans, leasing contracts and bonds were B/.1,383 and B/.1,491 in 2003 and 2002, respectively.

14. TAX

Deferred tax assets

Deferred taxes at March 31 and December 31 relates to the following:

	Computation Basis	2003	2002
Seniority premium	B/. 1,001	B/. 300	B/. 300
Carryforward losses	1,231	370	370
	B/.2,232	B/. 670	B/. 670

Deferred income tax

The Group recognizes income tax according to International Accounting Standard 12 (IAS 12) "Income Taxes".

The Group computed deferred tax asset for the amount of B/.670 at March 31, 2003. These balances are mainly the result of reserve for seniority premium prior to 1993 and current period's loss of Maderas y Materiales de Construccion, S. A., which will be available to apply against future income taxes. This provision is estimated on the basis mentioned above of B/.2,232 at March 31, 2003. According to tax regulations, in the case of seniority premium, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

NOTES continued

According to IAS 12, the future use of carryforward losses must be certain before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2002.

15. DIVIDENDS PAID

During year 2003, dividends of B/.0.04 per ordinary share (totaling B/.87) were declared and paid.

During year 2002, dividends of B/.0.016 per ordinary share (totaling B/.369) were declared and paid.

NOTES continued

16. GENERAL AND ADMINISTRATIVE EXPENSES

The following is a detail of general and administrative expenses for the quarters ended March 31:

		2003		2002
Salaries, commissions and premiums	B/.	**3,477**	B/.	3,322
Overtime		**338**		356
Payroll taxes		**1,427**		1,344
Employees participation in earnings		**35**		9
Attendance fees and representation expenses		**204**		212
Travel, allowance and transportation		**222**		189
Professional fees – Management		**354**		303
Legal and professional fees		**21**		52
Electricity, telephone and water		**874**		854
Rent		**431**		420
Office expenses		**183**		166
Repair and maintenance		**454**		315
Machinery repair and maintenance		**154**		271
Equipment rent		**27**		31
Gas and lubricants		**554**		424
Tires and accesories		**61**		65
Vehicle maintenance and spare parts		**207**		211
Insurance costs		**133**		115
Bad debts		**108**		128
Inventory		**27**		4
Packaging, bags and paper		**530**		546
Delivery, freight and transport		**553**		462
Supply and materials		**107**		129
Selling expenses		**238**		283
Fumigation and medical expenses		**187**		225
Sypply and materials for farm		**45**		36
Breeds		**67**		113
Cleaning		**235**		239
Advertising		**389**		277
Stamps and sealed paper		**51**		57
Taxes		**316**		267
Taxes cost		**136**		98
Bank charges		**80**		83
Expenses transferable to cost		**(10)**		(323)
Miscellaneous		**210**		330
	B/.	**12,425**	B/.	11,613

NOTES continued

17. COMMITMENTS AND CONTINGENCY

Commitments and contingency at March 31 and December 31 are detailed as follows:

Capital lease obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments and are as follows:

		2003		2002
Within one year	**B/.**	**336**	B/.	395
After one year but not more than three years		**186**		235
	B/.	**522**	B/.	630

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a Technology License and Technical Assistance Agreement with Tyson Foods, Inc. with the following contract obligations:

1. Effective for a ten-year period starting on October 1, 1998 can be renewed automatically, unless one of the parties notifies the intention to negotiate thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of net sales of licensed products with an annual minimum payment of B/.200,000.

Contingency

Pavensa Overseas, S. A. filed a civil complaint against Grupo Melo, S. A., Construcciones Campestres, S. A., Cultivos Tecnicos de Panama, S. A., Edificaciones y Materiales, S. A. and Altos del Maria, S. A., in a plenary action of large claim before the 13th Civil Court of the First Judicial District, for supposed damages including detriment, loss of profits, moral, social, and commercial damages, etc. The civil complaint is based on several irregularities and deficiencies noted and evidenced due to a pretended termination or fulfillment of a construction agreement to build a house. The amount of the claim is for Five Hundred Thousand Balboas (B/.500,000) plus interest, costs and expenses incurred during the proceedings. The current state of the case is awaiting verdict from the judgement of the first instance. The Group considers that, either in a court decision or by means of an out of court settlement, this case will represent for the defendant a payment in lieu of the repairs and expenses incurred by the plaintiff. In spite of the aforementioned, the total amount of the claim is temerarious and will not be technically possible to evidence as to the full amount pretended by the plaintiff.

Antonio Paredes Villegas filed a lawsuit against Compañia Panameña de Maquinaria, S. A. (COPAMA), claiming supposed injury and damages. The case is on the 16th Civil Court of the First Judicial District. The amount of the claim is for B/.1,675,000. It is considered that the outcome will be against the plaintiff. The case is awaiting decision.

At the date of the balance sheet, the Group had not made any provision related to these claims.

Grupo Melo, S.A.



Apartado Postal 333
Panamá 1, Panamá

Vía España 2313 - Río Abajo
Teléfono 221-0033 / 323-6900
Fax: 224-2311
www.grupomelo.com

September 02, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

Re: Grupo Melo S.A.
File No. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information wich was made public as described in Rule 12g3-2 (b) (1) (i):

3. Quarter Update Report for the six months ended on June 30th, 2003.
4. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for the six months ended June 30th, 2003.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6978, 323-6983 or 221-0033.

Sincerely yours,

Eduardo Jaspe L.
Director of Credit and Finance

Enclosures

c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)

Lucia Dumeng
(The Bank of New York)

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on June 30th, 2003

GRUPO MELO, S.A.

Registered securities: Common Stocks

Address: VIA ESPAÑA 2313, RIO ABAJO

TELEPHONE: 221-0033 FAX 224-2311

EMAIL: dirfinanzas@grupomelo.com

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the corporation holding the mother stocks. Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo", is a conglomerate of corporations actually formed by 37 corporations grouped on 7 divisions that undertakes functions of productions, processing, distribution and sales of goods and services and due to this, it results depends of the operations of these 7 Divisions.

I PART

FINANCIAL STATEMENTS PROFIT AND LOSS OPERATIONS

A. Liquidity.

***This document has been prepared with the knowledge that its contents will be for use of the shareholders and general public.**

In the first quarterly of 2003, Grupo Melo's short term structure has had very little changes related with the 2002 closing. The documents and accounts receivables had a decrease of US$0.93 millions on this period (5.10%) in relation with the 2002 closing but a small increase against the first semester of 2002, which shows the stability on the sales. The higher percentual change was given in the expenses paid ahead which increased on 27.7% but the total of short term assets had a small decrease of 0.42%.

In the same way, in the short term liabilities can be seen a small decrease of 0.15% finding an increase of US$ 477 thousand on the short term financial debt, neutralized by a decrease of US$ 489 thousand on documents and payable accounts to suppliers. It is worthwhile to make emphasis that the Grupo Melo's current bank debt and bonds structure is produced by the emission of Mortgage Bond of the Compañía de Finanzas y Servicios, S.A. (COFISESA) by US$15 millions which funds were used to pay short term commitments in accordance with a re-establishing plan of the debt.

Together with the improvements to the financial expenses and the cash flow of the Group, this financial re-establishing and the stability of the operations have resulted on an current relation of 1.18 times at June 30th, similar to that of the 2002 closing and the first quarterly of 2003. However, this index presents an important improvement in comparison to the first 2002 quarterly when it was shown in 0.98 times.

B. Capital Resources

While the total assets of Grupo Melo and its Subsidiaries at June 30th 2003 shows a decrease of 0.23% against the closing of 2002, which represents US$288 thousands, the total liabilities fall down on 0.96% (US$824 thousands). The principal changes in the total of the Assets are the above mentioned and an increase of US$556 thousands in other assets product of the spare parts and supply inventory. Besides what has been discussed in the above mentioned related to the short term liabilities, the total of

the liabilities of Grupo Melo decreases versus the closing of 2002 by applying to the long term debt in the order of US$722 thousand or 1.74%.

The Grupo Melo assets are financed, then, by liabilities that represents the 68.08% to the closing of the first quarterly of 2003. At December 31st 2002, the liabilities represented the 68.58% of the Grupo's assets. The rest of the assets are financed by the Grupo's patrimony that shows an increase of 1.36% (US$536 thousand) against the 2002 closing product of the accrual of profits of this first quarterly.

The decrease of the liabilities and increase of the patrimony, howsoever modest, have an important impact in the financing structure of the Grupo that have improved its relations debt to capital from 2.18 at the 2002 closing to 2.13 at the closing of the first 2003 semester. At the previous year closing of the first semester, this relation was of 2.24

C. Results of the Operations.

During the first 2003 quarterly the Grupo Melo consolidated incomes reached the amount of US$60.8 millions which represents an increase of 7.44% in comparison with the same period on 2002. This increment is mainly due to the price stability on the avian industry, the increase of the international sales and the efforts of marketing and sales of all the divisions that conforms the Grupo. Taking into consideration the local economic situation of low growth that have prevailed during the last years, this increment is considered highly meaningful.

Nevertheless that the rough margin for this first quarterly is of 51.23%(1.26% lower for the same period on 2002), the general and administrative expenses and the depreciation are substantially lower that those obtained on the first semester of 2002 which allowed that the operative margin closed on 6.29% versus 5.03% of 2002.

The improvement on sales of the Grupo, the purchasing policies and production efficiency, the reduction of the administrative expenses control and the savings on the financial expenses, have as a result a net profit of US$955 thousand (gross margin of 1.57%) for the first 2003 quarterly, improved meaningful versus the same period of 2002 when the Grupo closed with a loss of US$335 thousand.

D. Analysis of Perspectives.

The Food Division continues its program of penetrating the Central America, Colombia, and some Caribbean Islands market. Also maintains its dominant position on the local market.

Besides the institutional clients ECOSA has added to its list of potential clients some dealers in countries of the area as Costa Rica, Trinidad Tobago, and Dominican Republic. Embutidos y Conservas de Pollo, S.A. projects to maintain a sales increase, by performing planning and strategies directed to the retail market national and international.

An organizational restructuring has been performed building up the technical and administrative team with personnel of wide competence and experience local and international as Lic. Antonio Fletcher who's position is General Manager of ECOSA and Lic. Jose de la Guardia who's position is General Manager of EASA. Besides the organizational restructuring, actually we are developing a program of reviewing costs and administrative proceedings.

We finished building a Frigorific Plant of 4,242 square feet cold storeroom, it is located in the are where we have the Planta Manuel E. Melo (Juan Diaz). This project allows the merge of the facilities of cold storage and permits a capacity to handle future needs.

We started to build a Protein Rendering Plant, that uses sub products of the Chicken Processing Plant to transform them into

inputs to elaborate chicken, dogs, fish and ruminants rations. This project contributes with the environmental conservation besides generates savings in the costs of the deposition of wastes. Also perform the possibility of a subsequent project of the production of food for pets and fishes.

The Real state Division of the Grupo Melo continues to concentrate in promoting its projects towards the international market throughout improving its web site which has produced advantage on the substantial increase in the foreign sales in comparison with last year. During the quarterly end on June 30th, came to its final step the corresponding works to the Valencia project that has 96 new plots of ground and which sales step started on the month of August. It is also continuing the Practicability Studies for the construction of Town Houses and inventory houses for the Altos de Maria project, besides the construction of a new entrance gate by Bejuco, from the inter American high way, which is advanced on a 85%. We also include the building of a Mall that looks forward to improve the project image and give new facilities to our clients.

The Stores Division continues its expansion program of Stores for Agriculture and Cattle and Raising Products that will build up this national distribution chain. This Division has achieved to maintain its incomes highly over last year's notwithstanding the fire that took place at the Home Center of Tumba Muerto, location that is already in operations since last July. Besides, the agriculture season has started, on which this Division participates actively with its agriculture inputs and credit program.

The Restaurant Division, with its fast food restaurants Pio Pio, continues solidifying its position on the national fast food restaurants market with very satisfactory results and projects the opening of new locations on different parts of the country.

An emission of Bonds for Altos de Vistamares, S.A., is being structured with the objective of refinancing the due date we have for October and in order to obtain financing for new plots of

ground. Also it continues the negotiation of new financing with adequate conditions that will permit to improve Grupo's funds flow and to reduce the financial expense keeping the criteria of not increasing the number of bank relations and the improvement of the financial structure.

II PART
FINANCIALSUMMARY
GRUPO MELO AND SUBSIDIARIES
(on thousands of balboas excepting the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	Quarterly At 30/06/03	Quarterly at 31/03/03	Quarterly at 31/12/02	Quarterly at30/09 /02
Total Sales or Incomes	60,812	29,504	117,127	88,420
Operation Margin	6.29%	6.34%	6.03%	5.95%
General and Administrative Expenses.	24,902	12,425	49,079	36,654
Net Profit or Loss	955	477	1,057	326
Shares issued and circulating*	2,328,314	2,328,314	2,328,314	2,328,314
Profit or Loss per share*	$0.410	$0.205	$0.454	$0.140
Depreciation and Amortization	2,428	1,194	5,426	4,166
Non recurrent Profit or loss	0	0	0	0

GENERAL BALANCE	Quarterly At 30/06/03	Quarterly at 31/03/03	Quarterly at 31/12/02	Quarterly at30/09 /02
Current Assets	51,772	50,449	51,992	51,714
Total Assets	124,783	123,560	125,071	124,577
Current Liabilities	44,039	42,753	44,103	38,791
Long Term Debt	40,912	41,121	41,672	47,244
Preferential Stocks	0	0	0	0
Paid Capital	21,391	21,391	21,391	20,892
Retained earnings	18,531	18,385	17,995	17,790
Total Stockholders equity	39,833	39,687	39,297	38,542
FINANCIAL RATIOS				
Dividend / Share	$0.18	$0.04	$0.16	$0.16
Total Debt/ Patrimony	2.13	2.11	2.18	2.23
Working Capital	7,733	7,696	7,888	12,923
Up-to-date Rate	1.18	1.18	1.18	1.18
Operative earnings / Financial Expenses	1.37	1.35	1.23	1.07

III PART
FINANCIAL STATEMENTS

Are attached to this report.

IV PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from August 31st, 2003.

Legal Authorized Representative

Eudoro Jaen
cepresident

Consolidated Financial Statements

Grupo Melo, S. A.

Months ended June 30, 2003 and 2002
with Internal Auditor Report

CONTENTS

GENERAL INFORMATION

Dignitaries
Arturo D. Melo S. (President)
Arturo D. Melo K. (Vicepresident – Secretary)
Eudoro Jaen (Vicepresident – Treasurer)
Federico F. Melo K. (Vicepresident)

Company Secretary
Arturo D. Melo K.

Registered Office
Via España 2313, Rio Abajo

Lawyers
Rivera, Bolivar y Castañeda
Infante, Garrido y Garrido
Vergara, Anguizola y Asociados

Banks and Financial Institutions
Banco Continental de Panama, S. A.
Banco Atlantico Panama
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica
BNP Paribas
HSBC Bank
BAC International Bank
Universal Trade and Finance
Corporacion Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

AUDITORS' REPORT

The Board of Directors and Shareholders
Grupo Melo, S. A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S. A. to the 30 of June of 2003 and 31 of December of 2002, the connected states consolidated of results and cash flow, for the six finished months the 30 of June of 2003 and 2002 in accordance with International Accounting Standards. All information including the financial statements is representation of the management of Grupo Melo, S. A.

A revision mainly consists of investigations to the personel of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Based in our revisions, we have not had knowledge of any relatively important modifications that they were due to do to the financial statements that are accompanied in accordance with the International Accounting Standards.



Rafael De Gracia
CPA 573

July 8, 2003
Panama, Republic of Panama

(in thousands of dollars)

CONSOLIDATED BALANCE SHEETS

	Notes		June 30 2003		December 31 2002
ASSETS					
Current Assets					
Cash and cash equivalents	3	**B/.**	**3,050**	B/.	3,729
Notes and trade receivable, net	4, 5		**17,280**		18,068
Loans receivable, net	6, 7		**50**		141
Inventories	8		**27,989**		27,350
Prepaid income tax			**688**		731
Severance fund			**1,597**		1,536
Prepaid expenses			**1,118**		437
			51,772		51,992
Non-Current Assets					
Notes receivable, net of current portion			**4,272**		4,404
Deferred income tax	14		**670**		670
Parceled land for sale			**8,663**		8,976
Investment, at equity	9		**1,515**		1,515
Properties, equipment and improvements, net	10		**52,517**		52,696
Reforestation investment			**1,852**		1,852
Other assets			**3,522**		2,966
			73,011		73,079
TOTAL ASSETS		**B/.**	**124,783**		B/.125,071

(in thousands of dollars)

	Notes		June 30 2003		December 31 2002
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Interest-bearing loans and borrowings	12, 13	**B/.**	**23,961**	B/.	23,484
Notes and accounts payable - trade			**16,201**		16,690
Reserve for seniority premium			**2,378**		2,429
Accrued expenses and other liabilities	11		**1,499**		1,501
			44,039		44,104
Non-Current Liabilities					
Interest-bearing loans and borrowings	13		**40,808**		41,530
Clients deposits			**5**		51
Minority interest			**99**		90
			40,912		41,671
Commitments and contingency	17				
Shareholders' Equity					
Issued capital (common stock, non par value; authorized shares: 2,500,000; issued and outstanding shares: 2,328,314)			**21,391**		21,391
Retained earnings			**18,531**		17,995
Deemed dividend tax			**(90)**		(90)
Total Shareholders' Equity			**39,832**		39,296
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/.**	**124,783**	B/.	125,071

The accounting policies and explanatory notes on pages 9 through 23 form an integral part of the consolidated financial statements.

(in thousands of dollars)

CONSOLIDATED STATEMENTS OF INCOME

	Notes		Six months ended June 30 2003		2002
Revenue					
Net sales		B/.	**60,441**	B/.	56,233
Interest income			**248**		247
Other income			**123**		119
Total revenue			**60,812**		56,599
Cost and expenses					
Cost of sales			**29,655**		27,171
General and administrative expenses	16		**24,902**		23,986
Depreciation and amortization	10		**2,428**		2,871
Interest and financial charges			**2,802**		2,896
Total cost and expenses			**59,787**		56,924
Income before income tax			**1,025**		(325)
Income tax	14		**(61)**		-
Income before participation in investment loss and minority interest			**964**		(325)
Minority interest			**(9)**		(10)
Net income		**B/.**	**955**	B/.	(335)
Basic earnings per share		**B/.**	**0.41**	B/.	(0.14)

The accounting policies and explanatory notes on pages 9 through 23 form an integral part of the consolidated financial statements.

(in thousands of dollars)

CONSOLIDATED STATEMENTS OF CAPITAL

	Note		June 30			December 31	
			Amounts			Shares	
			2003		2002	**2003**	2002
Issued capital[1]							
Common stock at no par value							
Balance at beginning of year		**B/.**	**21,391**	B/.	20,893	**2,328,314**	2,328,314
Capitalized earnings			**-**		498		
Balance at end of year			**21,391**		21,391	**2,328,314**	2,328,314
Retained earnings							
Balance, beginning of year			**17,995**		17,834		
Accumulated deficit from subsidiary			**-**		(27)		
Dividends paid	15		**(419)**		(370)		
Capitalized earnings			**-**		(498)		
Net income			**955**		1,056		
Balance at end of year			**18,531**		17,995		
Deemed dividend tax							
Balance at beginning of year			**(90)**		(140)		
Decrease			**-**		50		
Balance at end of year			**(90)**		(90)		
Total capital and shares		**B/.**	**39,832**	B/.	39,296	**2,328,314**	2,328,314

[1] The holders of ordinary shares are entitled to receive dividends as and when declared by the Group. All ordinary shares carry one vote per share without restriction.

The accounting policies and explanatory notes on pages 9 through 23 form an integral part of the consolidated financial statements.

(in thousands of dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note		Six months ended June 30 2003		2002
Cash flows from operating activities					
Income before income tax		B/.	**1,025**	B/.	(325)
Adjustments for:					
Depreciation and amortization			**2,428**		2,871
Allowance for doubtful accounts	5		**165**		142
Reserve for seniority premium			**203**		146
Interests paid			**2,802**		3,174
Interests earned			**(248)**		(247)
Operating results before changes in working capital			**6,375**		5,761
Notes and trade receivable			**623**		(517)
Loans receivable			**91**		93
Inventories			**(639)**		(2,105)
Prepaid expenses			**(681)**		(584)
Notes and accounts payable - trade			**(489)**		2,174
Accrued expenses and other liabilities			**(2)**		457
Seniority premium paid			**(254)**		(98)
Clients deposits			**(46)**		(5)
Cash proceeds from operations			**4,978**		5,176
Interests paid			**(2,802)**		(3,174)
Interests earned			**248**		247
Income tax paid			**(18)**		15
Net cash flows from operating activities			**2,406**		2,264
Cash flows from investing activities					
Severance fund			**(61)**		(83)
Purchase of properties, equipment and improvements, net of disposals			**(2,249)**		(1,735)
Parceled land for sale			**313**		(524)
Net cash flows used in investing activities			**(1,997)**		(2,342)

(in thousands of dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS continued

	Note	Six months ended June 30			
			2003		2002
Cash flows from financing activities					
Notes receivable, net of current portion		B/.	**132**	B/.	5
Other assets			**(556)**		98
Loans payments and leasing obligations			**(22,837)**		(26,781)
Proceeds from loans and leasing obligations			**22,592**		22,892
Issuance of bonds			**-**		3,000
Dividends paid	15		**(419)**		(370)
Net cash flows (used in) from financing activities			**(1,088)**		(1,156)
Net increase in (decrease) cash and cash equivalents			**(679)**		(1,234)
Cash and cash equivalents at beginning of year			**3,729**		3,433
Cash and cash equivalents at end of semester		**B/.**	**3,050**	B/.	2,199

The accounting policies and explanatory notes on pages 9 through 23 form an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Grupo Melo, S. A. is the holding company of a conglomerate grouped in divisions with various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agriculture and industrial machinery, vehicles and related equipment; processing, sale of timber and construction material; fast food restaurant chain, processing of chicken and preparation of food, real estate and reforestation. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pionner Seed Co.

The office of Grupo Melo, S. A. is located at Via España #2313, Rio Abajo.

At June 30, 2003 and 2002 the Group had 3,038 and 2,966 employees, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Standards issued by the International Accounting Standards Committee (IASC) and interpretations issued by the Standing Interpretations Committee of the IASC.

The consolidated financial statements have been prepared on a historical cost basis and are stated in balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the dollar ($) of the United States of North America.

Principles of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Melo y Compañia, S. A., Inmobiliaria Los Libertadores, S. A., Compañia Panameña de Maquinaria, S. A., Copama de Azuero, S. A., Copama de David, S. A., Edificaciones y Materiales, S.A. Comercial Maderera, S. A., Financiera Mercantil, S. A., Altos de Vistamares, S. A., Restaurantes Melo, S. A., Maderas y Materiales de Construcción, S.A. and Alimentos Melo, S. A., after the elimination of all material intercompany transactions.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Minority interest principally represents the interest in Estrategias y Restaurantes, S. A.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Use of estimates

The preparation of the consolidated financial statements in accordance with International Accounting Standards requires management to record several estimates and assumptions related with the presentation of assets, liabilities and contingent liabilities. The final balances might differ from these estimates. The estimates particularly susceptible to significant changes are those related with the allowance for uncollectible accounts and the allowance for slow moving inventory.

Manufacturing tax incentives

Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Maderas y Materiales de Construccion, S. A., Empolladora Panama, S. A., and Embutidos y Conservas de Pollos, S. A. were granted by means of their registration in the Official Registrer of the National Industry, the industrial incentives for the advancement and development of the local industries and exports, forseed in Law No.3 of March 20th, 1986. The Companies signed the Official Registrer of the National Industry in 1991 for a period of ten years, due in 2001. Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Empolladora Panama, S. A. and Embutidos y Conservas de Pollos, S. A. were granted an extension of 10 years due in 2010 and Maderas y Materiales de Construcción, S. A. due in 2009.

Among the benefits and incentives granted to the Companies, are the following:

a) Three percent tax on imports of all machinery, equipment, spare parts and accessories, raw material, semi-finished products, containers, fuel and lubricants.

b) Exemption of income tax, on reinvested profits for plant expansion or to develop new products.

c) Loss carry forward to be applied from taxable income during the three years following the period in which they were incurred. The net loss occurred during any operation year, included in the period of the Official Register, could be deducted immediately the following three years from taxable income of the year that it occurred.

Cash and cash equivalents

Cash on hand and in banks, which are held to maturity, are carried at cost.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Notes and trade receivables

Notes and trade receivables, which generally have 30-90 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Inventories

The inventories are carried at the lower of cost or net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods and work-in-progress	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

Allowance for slow moving inventory

By an evaluation of the inventory turnover, management estimates the allowance for slow moving inventory. Each year inventories determined to have slow turnover are charged against the allowance.

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of the cause, a seniority premium and indemnity in cases of unjustified dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting and is carried in the balance sheet at the lower of the equity-accounted amount and the recoverable amount, and the pro-rata share of income (loss) of associates is included in income. The Group's investment in associates consists of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Endicott International Ltd., 50% ownership interest in Compañia Ulises, S. A., 25% ownership interest in Panama Grain Terminal, S.A., 50% ownership interest in Bulk Cargo, S. A., and a 16% ownership interest in Comercializadora Regional Centroamericana, Inc.

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset (30 - 40 years for building and improvements, 3 - 16 years for machinery and equipment). The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Forest investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestation costs, as well as handling and current and administrative expenses incurred in the operation and maintenance of reforestation.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

Interest bearing-loans and borrowings

All interest bearing-loans and borrowings are initially recognized at cost, being the fair value of the consideration received and including acquisition charges associated with the loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Deferred income tax

Deferred income tax arises because of time differences resulting from income and expenses recorded in financial accounting and those reported for the purposes of income tax calculation.

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses before recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

Leases

Finance leases, which effectively transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term and disclosed as leased properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Group. As equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Income recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Rendering of services

Revenue is recognized only to the extent of the expenses recognized which are recoverable.

Interest

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset) unless collectibility is in doubt.

Commission

Commission income is recognized over a proportional base during loan existence.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents were as follows as of June 30 and December 31:

		2003		2002
Cash on hand	**B/.**	**60**	B/.	60
Cash on banks:				
Checking accounts		**2,990**		3,669
	B/.	**3,050**	B/.	3,729

NOTES continued

4. NOTES AND TRADE RECEIVABLE, NET

Notes and trade receivable were comprised of the following as of June 30 and December 31:

		2003		2002
Current portion of notes receivable	**B/.**	**4,502**	B/.	4,184
Trade receivable		**12,452**		13,193
Allowance for doubtful accounts		**(741)**		(504)
		16,213		16,873
Accounts receivable - other:				
Employees		**165**		164
Other		**902**		1,031
	B/.	**17,280**	B/.	18,068

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The following is an analysis of the allowance for doubtful accounts as of June 30 and December 31:

		2003		2002
Balance at beginning of year	**B/.**	**504**	B/.	567
Additions		**243**		420
Write-offs		**(6)**		(483)
Balance at end of year	**B/.**	**741**	B/.	504

6. LOANS RECEIVABLE, NET

A detail of loans receivable at June 30 and December 31, is as follows:

		2003		2002
Automobile financing	**B/.**	**256**	B/.	293
Personal loans		**7**		57
Commercial loans		**106**		117
		369		467
Allowance for doubtful loans		**(184)**		(184)
		185		283
Deferred interest		**(97)**		(102)
Insurance		**(38)**		(40)
	B/.	**50**	B/.	141

NOTES continued

7. ALLOWANCE FOR DOUBTFUL LOANS

The following is an analysis of the allowance for doubtful loans at June 30 and December 31:

		2003		2002
Balance at beginning of year	B/.	184	B/.	812
Write offs		-		(628)
Balance at end of year	B/.	184	B/.	184

8. INVENTORIES

At June 30 and December 31 inventories are detailed as follows:

		2003		2002
Goods and materials	B/.	16,062	B/.	15,663
Machinery and equipment		1,309		1,176
Automobiles and spare parts		3,106		2,034
Poultry, eggs and food		4,919		5,150
Other (tires and batteries)		550		1,601
		25,946		25,624
Inventory in transit		2,043		1,726
	B/.	27,989	B/.	27,350

9. INVESTMENT, AT EQUITY

At June 30 and December 31, investments were as follows:

	% of Participation		Cost		Participation		2003		2002
Procesadora Moderna, S. A.	50%	B/.	1,849	B/.	(911)	B/.	938	B/.	938
Endicott International Ltd.	50%		240		(62)		178		178
Compañia Ulises, S. A.	50%		135		(5)		130		130
Panama Grain Terminal, S. A.	25%		100		-		100		100
Bulk Cargo, S. A.	50%		37		33		70		70
Comercializadora Regional Centroamericana, S. A.	16%		50		(11)		39		39
			2,411		(956)		1,455		1,455
Otras inversiones			60		-		60		60
			B/.2,471	B/.	(956)	B/.	1,515		B/.1,515

The investment in Panama Grain Terminal, S. A. is presented at cost, because the company had no operations at June 30, 2003.

NOTES continued

10. PROPERTIES, EQUIPMENT AND IMPROVEMENTS, NET

An analysis of properties, equipment and improvements at June 30 and December 31, is the following:

	Properties		Machinery and Equipment		Leased Equipment		Construction in Progress		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Balance at beginning of year, net of accumulated depreciation and amortization	**B/.32,150**	B/.31,506	**B/.19,575**	B/.21,969	**B/. 478**	B/. 547	**B/. 493**	B/. 1,221	**B/. 52,696**	B/. 55,243
Additions	**393**	1,472	**818**	2,827	**380**	354	**1,367**	973	**2,958**	5,626
Reclassifications	**(468)**	840	**646**	(920)	**-**	109	**(178)**	(29)	**-**	-
Disposals	**(865)**	(329)	**(460)**	(1,145)	**-**	(643)	**-**	(1,672)	**(1,325)**	(3,789)
Disposals depreciation	**302**	58	**314**	266	**-**	718	**-**	-	**616**	1,042
Depreciation and amortization	**(734)**	(1,397)	**(1,444)**	(3,422)	**(250)**	(607)	**-**	-	**(2,428)**	(5,426)
Balance at end of year, net of accumulated depreciation and amortization	**B/.30,778**	B/.32,150	**B/.19,449**	B/.19,575	**B/. 608**	B/. 478	**B/. 1,682**	B/. 493	**B/. 52,517**	B/. 52,696
Properties, equipment and improvements, at cost	**B/.43,766**	B/.44,301	**B/.52,582**	B/.51,841	**B/.5,521**	B/.4,941	**B/. 1,682**	B/. 493	**B/.103,551**	B/.101,576
Accumulated depreciation and amortization	**(12,988)**	(12,151)	**33,133**	(32,266)	**(4,913)**	(4,463)	**-**	-	**(51,034)**	(48,880)
Net carrying amount	**B/.30,778**	B/.32,150	**B/.19,449**	B/.19,575	**B/. 608**	B/. 478	**B/. 1,682**	B/. 493	**B/. 52,517**	B/. 52,696

Several properties guarantee credit agreements of the Group's companies. (Notes 12 and 13)

NOTES continued

11. ACCRUED EXPENSES AND OTHER LIABILITIES

The following is a detail of accrued expenses and other liabilities at June 30 and December 31:

		2003		2002
Reserve for vacations	B/.	**394**	B/.	465
Income tax and social security		**302**		452
XIII month		**300**		124
Managers' participation		**103**		121
Interests payable		**147**		206
Payroll deductions and others		**253**		133
	B/.	**1,499**	B/.	1,501

12. CREDIT AGREEMENTS

The Group has agreements for short-term credit lines with nine banks up to B/.23,700 as per agreed upon contractual clauses. Those agreements do not have maturity dates and may be reviewed and renewed on a yearly basis. As of June 30, 2003, the unused portion of the credit lines was B/.8,359.

The credit agreements entail the following conditions:

- Mortgage and anticresis over properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3088, 388, 123035, 44226, 47734, 34302, 54843 and 106489.

- Dividends and/or loans to shareholders are allowed up to 40% of yearly net earnings as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

NOTES continued

13. INTEREST - BEARING LOANS AND BORROWINGS

At June 30 and December 31, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	Maturities		2003	2002
Short - term					
Overdraft and bank loans	7.5-11%	2003-2004	B/.	**15,341**	B/.15,179
Mortgages	7-12%	2003-2004		**2,383**	2,131
Capital lease agreements	10.5-11%	2003-2004		**416**	395
Bonds	8-11%	2003-2004		**5,821**	5,779
			B/.	**23,961**	B/.23,484

	Interest	Maturities		2003	2002
Long - term					
Mortgages	7-12%	2009	B/.	**6,887**	B/.7,055
Capital lease agreements	10.5-11%	2006		**246**	235
Bank loans		2004		**-**	16
Bonds	8-11%	2007		**33,675**	34,224
			B/.	**40,808**	B/.41,530

Mortgages

Mortgages have the following guarantees:

- Mortgage and anticresis over properties 1897, 11259, 11415, 11962, 27279, 324981, 15005, 53454, 83928, 34986, 11457, 3314, 3381, 3382, 105310, 45897, 111084, 123987, 143675, and the properties 39226, 40371, 40381, 40391 and others where the plant Manuel E. Melo is located.

- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

NOTES continued

13. INTEREST - BEARING LOANS AND BORROWINGS continued

Bonds

Current issuances are supported by the general credit of issuers, a trust fund established by negotiable documents and joint guaranty of Grupo Melo, S. A.

Interest paid

Interest payments of loans, leasing contracts and bonds were B/.2,802 and B/.2,896 in 2003 and 2002, respectively.

14. TAX

Deferred tax assets

Deferred taxes at June 30 and December 31 relates to the following:

	Computation Basis	2003	2002
Seniority premium	B/. 1,001	B/. 300	B/. 300
Carryforward losses	1,231	370	370
	B/.2,232	B/. 670	B/. 670

Deferred income tax

The Group recognizes income tax according to International Accounting Standard 12 (IAS 12) "Income Taxes".

The Group computed deferred tax asset for the amount of B/.670 at June 30, 2003. These balances are mainly the result of reserve for seniority premium prior to 1993 and current period's loss of Maderas y Materiales de Construccion, S. A., which will be available to apply against future income taxes. This provision is estimated on the basis mentioned above of B/.2,232 at June 30, 2003. According to tax regulations, in the case of seniority premium, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

NOTES continued

14. TAX continued

According to IAS 12, the future use of carryforward losses must be certain before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2002.

15. DIVIDENDS PAID

During year 2003, dividends of B/.0.18 per ordinary share (totaling B/.419) were declared and paid.

During year 2002, dividends of B/.0.16 per ordinary share (totaling B/.370) were declared and paid.

NOTES continued

16. GENERAL AND ADMINISTRATIVE EXPENSES

The following is a detail of general and administrative expenses for the semesters ended June 30:

		2003		2002
Salaries, commissions and premiums	B/.	**6,969**	B/.	6,782
Overtime		**658**		692
Payroll taxes		**2,764**		2,744
Employees participation in earnings		**56**		32
Attendance fees and representation expenses		**412**		444
Travel, allowance and transportation		**457**		421
Professional fees – Management		**742**		608
Legal and professional fees		**50**		153
Electricity, telephone and water		**1,812**		1,774
Rent		**812**		826
Office expenses		**375**		333
Repair and maintenance		**805**		701
Machinery repair and maintenance		**515**		616
Equipment rent		**21**		64
Gas and lubricants		**1,044**		893
Tires and accesories		**136**		137
Vehicle maintenance and spare parts		**454**		479
Insurance costs		**282**		229
Bad debts		**237**		253
Inventory		**69**		48
Packaging, bags and paper		**1,036**		1,104
Delivery, freight and transport		**1,107**		992
Supply and materials		**243**		284
Selling expenses		**511**		606
Fumigation and medical expenses		**388**		519
Sypply and materials for farm		**90**		73
Breeds		**135**		209
Cleaning		**488**		460
Advertising		**723**		577
Stamps and sealed paper		**100**		114
Taxes cost		**804**		675
Bank charges		**178**		202
Expenses transferable to cost		**(21)**		(693)
Miscellaneous		**450**		635
	B/.	**24,902**	B/.	23,986

NOTES continued

17. COMMITMENTS AND CONTINGENCY

Commitments and contingency at June 30 and December 31 are detailed as follows:

Capital lease obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments and are as follows:

		2003		2002
Within one year	**B/.**	**416**	B/.	395
After one year but not more than three years		**246**		235
	B/.	**662**	B/.	630

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a Technology License and Technical Assistance Agreement with Tyson Foods, Inc. with the following contract obligations:

1. Effective for a ten-year period starting on October 1, 1998 can be renewed automatically, unless one of the parties notifies the intention to negotiate thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of net sales of licensed products with an annual minimum payment of B/.200,000.

Contingency

Pavensa Overseas, S. A. filed a civil complaint against Grupo Melo, S. A., Construcciones Campestres, S. A., Cultivos Tecnicos de Panama, S. A., Edificaciones y Materiales, S. A. and Altos del Maria, S. A., in a plenary action of large claim before the 13th Civil Court of the First Judicial District, for supposed damages including detriment, loss of profits, moral, social, and commercial damages, etc. The civil complaint is based on several irregularities and deficiencies noted and evidenced due to a pretended termination or fulfillment of a construction agreement to build a house. The amount of the claim is for Five Hundred Thousand Balboas (B/.500,000) plus interest, costs and expenses incurred during the proceedings. The current state of the case is awaiting verdict from the judgement of the first instance. The Group considers that, either in a court decision or by means of an out of court settlement, this case will represent for the defendant a payment in lieu of the repairs and expenses incurred by the plaintiff. In spite of the aforementioned, the total amount of the claim is temerarious and will not be technically possible to evidence as to the full amount pretended by the plaintiff.

Antonio Paredes Villegas filed a lawsuit against Compañia Panameña de Maquinaria, S. A. (COPAMA), claiming supposed injury and damages. The case is on the 16th Civil Court of the First Judicial District. The amount of the claim is for B/.1,675,000. It is considered that the outcome will be against the plaintiff. The case is awaiting decision.

At the date of the balance sheet, the Group had not made any provision related to these claims.